APPENDIX C:
FINANCIAL FORECAST

Forward Revenue Projections

Plan 10% distro growth YOY
Plan 10% Coffee growth YOY

	2019 Estimate			2020 Estimate			2021 Estimate		
	Low	Med	High	Low	Med	High	Low	Med	High
bbl/st/yr	2	3	4	3	4	5	4	5	6
Taproom	70560	105840	141120	211680	282240	352800	282240	352800	423360
Distro	83922	83922	83922	92314	92314	92314	101545	101545	101545
Coffee	57730	57730	57730	63503	63503	63503	69853	69853	69853
Total	212212	247492	282772	367497	438057	508617	453638	524198	594758

Below is how we arrived at these estimates:

Weighted Average by Month

Based on prior tasting room volumes/activity to capture seasonality

J	F	M	A	M	J	J	A	S	O	N	D
100	100	110	70	100	110	100	110	80	100	110	110

Volumes & Taprrom Revenue

From Brewers Association, unit is BBL/seat/yr
Overall avg is 6

This is FULL YEAR calculation
2019 will be 1/2 year

Avg $/Pint: 6
Pints/BBL*: 240

* Allow spillage/loss

	Full Year Estimate				2019 Half Year Estimate		
	Start	Local	BA		Start	Local	BA
	Low	Goal	Avg		Low	Goal	Avg
BBL/seat/yr	2	3	6	BBL/seat/yr	2	3	6
Seats/Capacity	49	49	49	Seats/Capacity	49	49	49
BBL	98	147	294	BBL	49	73.5	147
Revenue	141120	211680	423360	Revenue	70560	105840	211680
BBL/mo	8.2	12.3	24.5	BBL/mo	4.1	6.1	12.25
$/mo	11760	17640	35280	$/mo	5880	8820	17640

COGS for Taproom

Only for additional taproom volume
Cost/brew has pkg cost removed

	Full Year Estimate				2019 Half Year Estimate		
	Low	Med	High		Low	Med	High
BBL/yr	98	147	294	BBL/yr	98	147	294
BBL/mo	8.2	12.3	24.5	BBL/mo	8.2	12.3	24.5
Brews/mo	1	2	3	Brews/mo	1	2	3
AVG cost/brew	2182	2182	2182	AVG cost/brew	2182	2182	2182
Cost/mo	2182	4365	6547	Cost/mo	2182	4365	6547
Cost/yr	26188	52377	78565	Cost/yr	13094	26188	39282

Gross Profit from Taproom

	Low	Med	High		Low	Med	High
BBL/yr	98	147	294	BBL/yr	98	147	294
Margin	114932	159303	344795	Margin	57466	79652	172398
Margin/mo	9578	13275	28733	Margin/mo	4789	6638	14366

Distribution Revenue

Using historical data
1H2019 Avg = 6500

	J	F	M	A	M	J	J	A	S	O	N	D		
2018	8367	6956	14467	1638	9304	1952	3393	5385	5508	7413	8316	10095	82794	Sum 2018
2019	5743	7016	7330	6910	6591	4331	6500	6500	6500	7500	9000	10000	83922	Sum 2019*
							estimates for 2H 2019						83358	Avg
													85000	**Forecast?**

Coffee Revenue

	J	F	M	A	M	J	J	A	S	O	N	D		
2018	2050	1920	2270	3740	4720	5280	8180	6350	3400	3600	2700	2200	Sum 2018	46410
2019	2390	3120	3050	5050	5560	6470	9123	7293	4343	4543	3643	3143	**Sum 2019***	**57730**
Delta	-340	-1200	-780	-1310	-840	-1190	estimates for 2H 2019						Avg Delta	-943

Gross Profit from Distribution

Using COGs with pkg costs incl

2019 BBLs est		170												
COGS/BBL		318.84												
Coffee revenue/keg		10												
Coffee cost/keg		3.57												

Revenue	J	F	M	A	M	J	J	A	S	O	N	D		
Distro	5743	7016	7330	6910	6591	4331	6500	6500	6500	7500	9000	10000	83922	
Coffee	2390	3120	3050	5050	5560	6470	9123	7293	4343	4543	3643	3143	57730	
Cost Distro	3569	4361	4556	4295	4096	2692	4040	4040	4040	4661	5594	6215	52159	
Cost Coffee	853	1114	1089	1803	1985	2310	3257	2604	1551	1622	1301	1122	20610	
Margin Distro	2174	2655	2774	2615	2494	1639	2460	2460	2460	2839	3406	3785	31763	
Margin Coffee	1537	2006	1961	3247	3575	4160	5866	4690	2793	2921	2343	2021	37120	
Total Margin	3710	4662	4736	5862	6069	5800	8326	7150	5253	5760	5749	5806	**68883**	68883

Overall Gross Profit

Full year and 2019 estimate with 1/2 yr taproom

	Full Year Estimate		
	Low	**Med**	**High**
Taproom	114932	159303	344795
Distro	31763	31763	31763
Coffee	37120	37120	37120
Total	183815	228186	413678

	2019 Estimate		
	Low	**Med**	**High**
Taproom	57466	79652	172398
Distro	31763	31763	31763
Coffee	37120	37120	37120
Total	126349	148535	241281

3-Year Forecast Summary

	Full Year Estimate		
	2019	**2020**	**2021**
Revenue	$ 247,492	$ 438,057	$ 594,758
Cost of Goods Sold	$ 98,957	$ 214,612	$ 249,798
Gross Profit	**$ 148,535**	**$ 223,444**	**$ 344,960**